--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   Elan Corporation, plc                            (Month/Day/Year)    Incara Pharmaceuticals Corporation INCR
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)       January 22, 2001    5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
Lincoln House, Lincoln Place                        Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
Dublin 2, Ireland                                                                                              ---
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share              825,000                      I                   Elan International Services,
                                                                                                       Ltd., a Bermuda exempted
                                                                                                       limited liability company
                                                                                                       ("EIS") and wholly-owned
                                                                                                       subsidiary of Elan
                                                                                                       Corporation, plc ("Elan")
                                                                                                       owns the security
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series B Convertible Preferred      December           Common Stock           284,570   10 shares        I       EIS, a wholly-owned
Stock                               21, 2000                                            of Common                subsidiary of Elan
                                                                                        Stock for                owns the security
                                                                                        each share
                                                                                        of Series B
                                                                                        Convertible
                                                                                        Preferred
                                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Series C Convertible Exchangeable   December  December  Series B Convertible  185,131   $64.90           I       EIS, a wholly-owned
Preferred Stock *1                  21, 2002  21, 2006  Preferred Stock                                          subsidiary of Elan
                                                                                                                 owns the security
------------------------------------------------------------------------------------------------------------------------------------
Warrant                             December  December  Series B Convertible   22,191   $72.12           I       EIS, a wholly-owned
                                    21, 2000  21, 2005  Preferred Stock                                          subsidiary of Elan
                                                                                                                 owns the security
------------------------------------------------------------------------------------------------------------------------------------
Convertible Promissory Note for     December  December  Series B Convertible            $43.27           I       Elan Pharma
up to $4,806,000 principal          21, 2002  21, 2006  Preferred Stock                                          International
amount outstanding *2                                                                                            Limited, a
                                                                                                                 wholly-owned
                                                                                                                 subsidiary of Elan
                                                                                                                 owns the security
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation:

*1 The Series C Convertible Exchangeable Preferred Stock is not convertible into the Series B Preferred Stock prior to 2 years from the original issue date; provided however that in the event of a merger, reorganization, sale of all or substantially all of the assets of Incara Pharmaceuticals Corporation
("Incara"), the Series C Convertible Exchangeable Preferred Stock may automatically convert into the Common Stock. The Series C Convertible
Exchangeable Preferred Stock bears an annual mandatory stock dividend of 7% compounded annually. Six years after its issuance, provided that the Series C
Convertible Exchangeable Preferred Stock has not been previously converted or exchanged by Elan Corporation, plc, Incara will have the option to either redeem the Series C Convertible Exchangeable Preferred Stock for cash or for shares of Common Stock or Series B Convertible Preferred Stock having a then fair market value of the amount due. The redemption price will be the original issue price plus the compounded 7% annual stock dividend. *2 The entire outstanding principal amount plus accrued and unpaid dividends of the Convertible Promissory Note is not convertible into the Series B Convertible
Preferred Stock prior to 2 years from the original issue date; provided, however that the entire outstanding principal amount plus accrued and unpaid dividends of the Convertible Promissory Note is convertible at the option of Incara or EPIL at any time prior to the second anniversary of the issue date in the event of a merger, consolidation of acquisition of Incara. The entire outstanding principal amount of the Convertible Promissory Note plus any accrued interest thereon, shall be due and payable on December 21, 2006 at the option of Incara, in cash or by the issuance of shares of Series B
Convertible Preferred Stock at the then fair market value.

                                                                         Elan Corporation, plc

                                                                         By: /s/ Liam Daniel                     February 7, 2001
                                                                            ----------------------------------  --------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)